UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL

CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

2.	Earnings Release for Q3 2023

Item 1

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Millicom International
Cellular S.A.

For the three and nine-month periods ended

September 30, 2023

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Unaudited interim condensed consolidated statement of income for the three and nine-month periods ended September 30, 2023

in millions of U.S. dollars except per share data	Notes	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Continuing Operations
Revenue	5	4,186	4,243	1,424	1,388
Cost of sales		(1,115)	(1,134)	(363)	(369)
Gross profit		3,070	3,109	1,060	1,019
Operating expenses		(1,516)	(1,429)	(528)	(479)
Depreciation		(726)	(757)	(245)	(249)
Amortization		(269)	(264)	(92)	(93)
Share of profit in Honduras joint venture	8	32	25	10	5
Other operating income (expenses), net		7	(6)	3	(6)
Operating profit	5	597	678	209	196
Interest and other financial expenses	11	(530)	(469)	(182)	(160)
Interest and other financial income		15	7	6	3
Other non-operating (expenses) income, net	6	30	(41)	3	(35)
Profit (loss) from other joint ventures and associates, net		(3)	—	—	—
Profit (loss) before taxes from continuing operations		109	174	36	4
Tax expense	12	(202)	(200)	(61)	(53)
Profit (loss) from continuing operations		(92)	(26)	(25)	(49)
Profit (loss) from discontinued operations, net of tax	4	4	113	4	2
Net profit (loss) for the period		(88)	87	(20)	(47)

Attributable to:
Owners of the Company		(19)	120	—	(32)
Non-controlling interests		(69)	(33)	(20)	(16)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	(0.11)	0.94	—	(0.18)
Diluted ($ per share)	7	(0.11)	0.93	—	(0.18)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Unaudited interim condensed consolidated statement of comprehensive income for the three and nine-month periods ended September 30, 2023

in millions of U.S. dollars	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Net profit (loss) for the period	(88)	87	(20)	(47)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	21	16	1	(24)
Change in value of cash flow hedges, net of tax effects	(10)	6	2	2
Remeasurements of post-employment benefit obligations, net of tax effects	(1)	—	(1)	—
Total comprehensive income (loss) for the period	(78)	109	(18)	(70)

Attributable to:
Owners of the Company	—	143	5	(53)
Non-controlling interests	(79)	(34)	(23)	(17)

Total comprehensive income (loss) for the period arises from:
Continuing operations	(83)	(5)	(23)	(72)
Discontinued operations	4	113	4	2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Unaudited interim condensed consolidated statement of financial position as at September 30, 2023

in millions of U.S. dollars	Notes	September 30, 2023	December 31, 2022
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	7,693	7,361
Property, plant and equipment, net	9	3,020	2,989
Right of use assets, net		876	884
Investment in Honduras joint venture	8	579	590
Contract costs, net		11	10
Deferred tax assets		221	204
Derivative financial instruments	13	10	19
Other non-current assets		159	76
TOTAL NON-CURRENT ASSETS		12,568	12,133

CURRENT ASSETS
Inventories		65	53
Trade receivables, net		421	379
Contract assets, net		82	77
Amounts due from non-controlling interests, associates and joint ventures	8	16	15
Prepayments and accrued income		158	117
Current income tax assets		108	111
Supplier advances for capital expenditure		22	21
Other current assets		205	197
Restricted cash		52	57
Cash and cash equivalents		759	1,039
TOTAL CURRENT ASSETS		1,889	2,065
TOTAL ASSETS		14,457	14,198

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Unaudited interim condensed consolidated statement of financial position as at September 30, 2023 (continued)

in millions of U.S. dollars	Notes	September 30, 2023	December 31, 2022
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,337	1,343
Treasury shares		(15)	(47)
Other reserves		(528)	(559)
Retained profits		2,868	2,691
Net profit/ (loss) for the period/year attributable to owners of the Company		(19)	177
Equity attributable to owners of the Company		3,643	3,605
Non-controlling interests		(49)	29
TOTAL EQUITY		3,593	3,634

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,489	6,624
Lease liabilities	11	843	853
Derivative financial instruments	13	63	53
Amounts due to non-controlling interests, associates and joint ventures		10	—
Payables and accruals for capital expenditure	10	843	473
Provisions and other non-current liabilities		304	295
Deferred tax liabilities		143	148
TOTAL NON-CURRENT LIABILITIES		8,696	8,445

CURRENT LIABILITIES
Debt and financing	11	233	180
Lease liabilities	11	176	163
Payables and accruals for capital expenditure		292	428
Other trade payables		325	400
Amounts due to non-controlling interests, associates and joint ventures	8	72	58
Accrued interest and other expenses		460	412
Current income tax liabilities		86	86
Contract liabilities		167	88
Provisions and other current liabilities		357	305
TOTAL CURRENT LIABILITIES		2,168	2,119
TOTAL LIABILITIES		10,863	10,565
TOTAL EQUITY AND LIABILITIES		14,457	14,198

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2023

in millions of U.S. dollars	Notes	September 30, 2023	September 30, 2022
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		109	174
Profit before taxes from discontinued operations	4	4	116
Profit before taxes		114	290
Adjustments to reconcile to net cash:
Interest expense on leases		88	102
Interest expense on debt and other financing		442	379
Interest and other financial income		(15)	(7)
Adjustments for non-cash items:
Depreciation and amortization	4,5	996	1,042
Share of profit in Honduras joint venture		(32)	(25)
Gain on disposal and impairment of assets, net		(7)	(117)
Share-based compensation		41	22
(Profit) loss from other associates and joint ventures, net		3	—
Other non-cash non-operating (income) expenses, net	6	(30)	41
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(191)	(123)
Decrease (increase) in inventories		(10)	(8)
Increase (decrease) in trade and other payables, net		(16)	(83)
Changes in contract assets, liabilities and costs, net		74	(11)
Total changes in working capital		(144)	(224)
Interest paid on leases		(86)	(100)
Interest paid on debt and other financing		(380)	(316)
Interest received		13	4
Taxes paid		(177)	(222)
Net cash provided by operating activities		826	868
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired		—	(279)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	—	142
Purchase of spectrum and licenses	10	(113)	(75)
Purchase of other intangible assets	10	(128)	(161)
Purchase of property, plant and equipment	9	(599)	(625)
Proceeds from sale of property, plant and equipment	9	11	8
Dividends and dividend advances received from joint ventures and associates		58	1
Settlement of derivative financial instruments	13	(23)	8
Transfer (to) / from pledge deposits, net		(5)	33
Loans granted within the Tigo Money lending activity, net		(3)	—
Cash (used in) provided by other investing activities, net		14	19
Net cash used in investing activities		(790)	(928)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2023 (continued)
	Notes	September 30, 2023	September 30, 2022
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	114	1,552
Repayment of debt and other financing	11	(306)	(2,062)
Lease capital repayment		(129)	(120)
Proceeds from the rights offering, net of costs		—	717
Advances and dividends paid to non-controlling interests		—	(3)
Net cash from (used in) financing activities		(320)	84
Exchange impact on cash and cash equivalents, net		3	(10)
Net increase (decrease) in cash and cash equivalents		(280)	13
Cash and cash equivalents at the beginning of the year		1,039	895
Effect of cash in disposal group held for sale	4	—	(24)
Cash and cash equivalents at the end of the period		759	884

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Unaudited interim condensed consolidated statements of changes in equity for the nine-month period ended September 30, 2023

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income/ (loss) for the period	—	—	—	—	—	120	22	143	(34)	109
Effects of rights offering	70,357	—	106	612	—	—	—	717	—	717
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(93)	—	—	(4)	1	—	(3)	—	(3)
Share based compensation	—	—	—	—	—	—	18	18	1	19
Issuance of shares under share-based payment schemes	—	418	—	(2)	16	4	(17)	1	—	1
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	78	—	78	(78)	—
Balance on September 30, 2022	172,096	(1,213)	258	1,085	(47)	2,811	(570)	3,538	43	3,580

Balance on December 31, 2022	172,096	(1,213)	258	1,085	(47)	2,868	(559)	3,605	29	3,634
Total comprehensive income/ (loss) for the period	—	—	—	—	—	(19)	19	—	(79)	(78)
Purchase of treasury shares(ii)	—	(218)	—	—	(9)	5	—	(3)	—	(3)
Share based compensation	—	—	—	—	—	—	40	40	1	41
Issuance of shares under share-based payment schemes	—	1,059	—	(7)	41	(3)	(31)	1	—	1
Effect of the buy-out of non-controlling interests in Panama	—	—	—	—	—	(1)	—	(1)	—	—
Balance on September 30, 2023	172,096	(372)	258	1,079	(15)	2,849	(528)	3,643	(49)	3,593

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at September 30, 2023, $489 million (2022: $472 million) are not distributable to equity holders.

(ii)	During the nine-month period ended September 30, 2023, Millicom withheld approximately 218,178 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2022: 92,691).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On October 25, 2023, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2022 consolidated financial statements, except for the changes described in item III below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	Current macroeconomic environment and its effect on the Group's business activities, financial situation and economic performance

Inflation across the region has continued to decline in line with global trends. Nevertheless, interest rates remain high, impacting the Group's variable interest rate debt and financing. This is particularly visible for the Group's operations in Colombia where inflation has remained elevated near 11% and where a significant portion of the debt is at variable interest rates.

Over the past year, the Group has taken meaningful steps to mitigate these impacts, including the implementation of numerous price increases, cost efficiency and investment optimization initiatives which position the Group to sustain positive service revenue and cash flow growth going forward.

The Group continues to monitor the developments of the aforementioned events and their potential impact on performance and accounting considerations.

9

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented. The Group has been applying the so-called "Linked transaction approach" in the calculation of deferred taxes related to leases (and respective asset retirement obligation "ARO") since the adoption of IFRS 16 (in compliance with these amendments). Therefore, the adoption of these amendments did not have an impact for the Group.

Amendments to standards effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU):

◦	Amendments to IAS 12, 'Income taxes: International Tax Reform – Pillar Two Model Rules': These amendments give companies temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development’s (OECD) international tax reform. The amendments also introduce targeted disclosure requirements for affected companies. This amendment is not applicable for interim periods ending on or before December 31, 2023. The potential impact of the adoption of these amendments is currently being assessed by Management.

The following changes to standards are effective for annual periods starting on January 1, 2024, or later, and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IFRS 16 'Leases: Lease Liability in a Sale and Leaseback' (not yet endorsed by the EU)- The amendment specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

◦	Amendments to IAS 1, 'Presentation of Financial Statements' (not yet endorsed by the EU): These amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period.

◦	Amendments to IAS 7, 'Statement of Cash Flows' and IFRS 7, 'Financial Instruments: Disclosures: Supplier Finance Arrangements' (not yet endorsed by the EU): These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.

10

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

◦	Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates': Lack of Exchangeability (not yet endorsed by the EU): These amendments help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not.

IV.	Change in accounting estimate

During 2023, the estimated useful lives of some property, plant and equipment were revised. As a result, the estimated useful lives of the Group's towers, poles and ducts were changed from 15 to 25 years, while the related civil works' useful lives were increased from 10 to 15 years. These changes are considered as a change in accounting estimate per IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' and are therefore accounted for prospectively, meaning that no changes should be accounted for past periods. This also applies to assets that are fully depreciated – and for which no new cost should be reset. i.e., they remain fully depreciated. For the full year 2023, the expected net effect of the changes is a decrease in depreciation expense of approximately $27 million compared to what we expected the depreciation charge to be using previous estimated useful lives. Management considers it is impracticable to estimate the net effect of the changes in depreciation for the future years. This change in accounting estimate also affects the lease right-of-use assets (for those being depreciated over the shorter of useful life and lease term) and on asset retirement obligation provisions. Though, its impact is immaterial.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the nine-month period ended September 30, 2023

There were no material acquisitions during the nine-month period ended September 30, 2023.

Acquisitions 2022

As of June 14, 2022, the Group received the formal notification from the minority shareholders of Cable Onda S.A. confirming the exercise of their put option right to sell their remaining 20% shareholding to Millicom for an amount of approximately $290 million. The transaction closed on June 29, 2022 and the payment was applied against the already recorded put option liability of $290 million.

As a result, the non-controlling interests' carrying value of $78 million have been transferred to the Group's equity.

Disposals 2022 - Tanzania

On March 10, 2022, Millicom obtained the final necessary regulatory approvals to sell its operations in Tanzania. The transaction was completed on April 5, 2022 (see note 4).

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations-Tanzania

As from March 10, 2022, and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statement of income under 'Profit (loss) from discontinued operations, net of tax'.

11

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

On April 5, 2022, Millicom completed the sale for an initial cash consideration of approximately $101 million (subject to final price adjustment). The net assets de-consolidated on the date of the disposal amounted to $79 million and the net gain on disposal was calculated at $109 million.

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, as discussed above, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two reportable segments. As a result of the sale of the Tanzania business and its classification as a discontinued operation, we no longer report an Africa segment in our unaudited interim condensed consolidated financial statements and no longer report it in our consolidated financial statements. The Group now only operates in a single region, Latin America.

As a result, the Group now reports a single segment, called the ‘Group Segment’, which includes the results of our Latin American operations, and regional and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations.

Revenue, operating profit (loss), EBITDA and other segment information for the three- and nine-month periods ended September 30, 2023 and 2022, are shown on the following pages.

12

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

5. SEGMENT INFORMATION (Continued)

Nine months ended September 30, 2023 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	2,556	(338)	1	2,219
Cable and other fixed services revenue	1,687	(85)	5	1,608
Other revenue	52	(3)	—	49
Service revenue (i)	4,295	(426)	6	3,875
Telephone and equipment revenue	341	(30)	—	310
Revenue	4,636	(456)	6	4,186
Operating profit (loss)	665	(99)	32	597
Add back:
Depreciation and amortization	1,074	(79)	1	996
Share of profit in Honduras joint venture	—	—	(32)	(32)
Other operating expenses (income), net	(6)	(1)	—	(7)
EBITDA (ii)	1,733	(179)	1	1,555
EBITDA from discontinued operations	4	—	—	4
EBITDA incl discontinued operations	1,737	(179)	1	1,559
Capital expenditure (iii)	(792)	76	—	(716)
Spectrum and licenses paid	(113)	—	—	(113)
Changes in working capital and others (iv)	(85)	(19)	—	(103)
Taxes paid	(223)	46	—	(177)
Operating free cash flow (v)	524	(76)	1	449
Total Assets (vi)	14,839	(1,053)	671	14,457
Total Liabilities	11,438	(667)	92	10,863

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)	Excluding spectrum and licenses.

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less cash capex, less spectrum and licenses paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Honduras as reported in the Group Segment.

13

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

5. SEGMENT INFORMATION (Continued)

Nine months ended September 30, 2022 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	2,545	(324)	1	2,222
Cable and other fixed services revenue	1,696	(80)	4	1,620
Other revenue	55	(3)	—	52
Service revenue (i)	4,296	(407)	5	3,895
Telephone and equipment revenue	376	(28)	—	349
Revenue	4,672	(434)	5	4,243
Operating profit (loss)	743	(90)	25	678
Add back:
Depreciation and amortization	1,104	(83)	1	1,021
Share of profit in Honduras joint venture	—	—	(25)	(25)
Other operating expenses (income), net	3	3	—	6
EBITDA (ii)	1,849	(170)	1	1,680
EBITDA from discontinued operations	24	—	—	24
EBITDA incl discontinued operations	1,874	(170)	1	1,705
Capital expenditure (iii)	(843)	66	—	(777)
Spectrum and licenses paid	(75)	—	—	(75)
Changes in working capital and others (iv)	(199)	(3)	—	(202)
Taxes paid	(258)	36	—	(222)
Operating free cash flow (v)	498	(71)	1	427
Total Assets (vi)	14,581	(1,055)	630	14,155
Total Liabilities	11,194	(671)	52	10,575

14

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2023 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	873	(114)	—	759
Cable and other fixed services revenue	571	(28)	2	545
Other revenue	17	(1)	—	16
Service revenue (i)	1,461	(143)	2	1,320
Telephone and equipment revenue	114	(11)	—	104
Revenue	1,576	(154)	2	1,424
Operating profit (loss)	234	(35)	10	209
Add back:
Depreciation and amortization	363	(26)	—	337
Share of profit in Honduras joint venture	—	—	(10)	(10)
Other operating expenses (income), net	(3)	—	—	(3)
EBITDA (ii)	593	(61)	—	533
EBITDA from discontinued operations	4	—	—	4
EBITDA incl discontinued operations	598	(61)	—	537
Capital expenditure (iii)	(243)	39	—	(204)
Spectrum and licenses paid	(12)			(12)
Changes in working capital and others (iv)	44	(11)	—	33
Taxes paid	(70)	13	—	(57)
Operating free cash flow (v)	317	(20)	—	297

15

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2022 (in millions of U.S. dollars)	Group Segment	Honduras (vii)	Eliminations and transfers	Group
Mobile revenue	843	(108)	—	735
Cable and other fixed services revenue	554	(27)	1	528
Other revenue	18	(2)	—	16
Service revenue (i)	1,415	(137)	2	1,280
Telephone and equipment revenue	118	(10)	—	108
Revenue	1,532	(146)	2	1,388
Operating profit (loss)	221	(31)	6	196
Add back:
Depreciation and amortization	372	(30)	—	342
Share of profit in Honduras joint venture	—	—	(5)	(5)
Other operating expenses (income), net	3	5	(1)	6
EBITDA (ii)	596	(57)	—	539
EBITDA from discontinued operations	2	—	—	2
EBITDA incl discontinued operations	597	(57)	—	541
Capital expenditure (iii)	(273)	20	—	(253)
Spectrum and licenses paid	(26)	—	—	(26)
Changes in working capital and others (iv)	(6)	(11)	—	(16)
Taxes paid	(77)	11	—	(66)
Operating free cash flow (v)	216	(37)	—	180

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Change in fair value of derivatives (Note 13)	1	12	(1)	1
Change in value of call option and put option liability	—	(1)	—	—
Exchange gains (losses), net	26	(53)	3	(36)
Other non-operating income (expenses), net	2	1	—	—
Total	30	(41)	3	(35)

16

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(23)	7	(4)	(33)
Net profit (loss) attributable to equity holders from discontinued operations	4	113	4	2
Net profit (loss) attributable to all equity holders to determine the profit (loss) per share	(19)	120	—	(32)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	171,269	128,321	171,613	170,872
Potential shares as a result of share-based compensation plans	1,196	375	1,629	335
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	172,465	128,697	173,242	171,207

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	(0.14)	0.05	(0.03)	(0.20)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.03	0.88	0.03	0.01
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	(0.11)	0.94	—	(0.18)
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	(0.14)	0.05	(0.03)	(0.20)
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	0.03	0.88	0.03	0.01
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	(0.11)	0.93	—	(0.18)

(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

17

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At September 30, 2023, the equity accounted net assets of our joint venture in Honduras totaled $386 million (December 31, 2022: $401 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2022: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the nine-month period ended September 30, 2023, Millicom's joint venture in Honduras repatriated cash of $75 million in the form of management fees and dividend advances (September 30, 2022: 63 million).

At September 30, 2023, Millicom had $75 million payable to Honduras joint venture which were mainly made up of loan advances (December 31, 2022: $48 million). In addition, as of September 30, 2023, Millicom had a total receivable from Honduras of $14 million, (December 31, 2022: $13 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the year in respect of the Group's joint ventures carrying values:

in millions of U.S. dollars	2023
Honduras (i)
Opening Balance at January 1, 2023	590
Millicom's share of the results for the period	32
Dividends declared during the period	(40)
Currency exchange differences	(1)
Closing Balance at September 30, 2023	579

(i) Share of profit is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended September 30, 2023.

9. PROPERTY, PLANT AND EQUIPMENT

During the nine-month period ended September 30, 2023, Millicom added property, plant and equipment for $472 million (September 30, 2022: $588 million) and received $11 million from disposal of property, plant and equipment (September 30, 2022: $8 million).

10. INTANGIBLE ASSETS

During the nine-month period ended September 30, 2023, Millicom added intangible assets for $407 million of which $333 million related to spectrum and licenses, and $75 million to additions of other intangible assets (September 30, 2022: $280 million of which $161 million related to spectrum and licenses and $119 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (September 30, 2022: nil).

On February 3, 2023, the Colombian 'Ministerio de Tecnologias de la Informacion y las Comunicaciones' (MINTIC) approved the renewal of the spectrum license related to 1900 Mhz band, which was initially granted on February 3, 2003, for an additional period of 20 years. The total consideration amounts to COP 1.14 billion (approximately $281 million at September 30, 2023 exchange rate). Payment terms and conditions have been finalized on September 2023. The first payment representing 20% of the total consideration is expected to occur on November 1, 2023. The remaining consideration will be paid in annual installments over the next 20 years. As of September 30, 2023, the total estimated spectrum license consideration has been recorded as an intangible asset with a corresponding liability under 'Payables and accruals for capital expenditure' in the statement of financial position.

On May 8, 2023, the Guatemalan Superintendence of Telecommunications (SIT) announced a public auction of 120 MHz of radio spectrum in the 2.5 GHz band which was held on June 2, 2023. The auction included 8 blocks, 7 of which were awarded to Comunicaciones Celulares, S.A. ("Comcel") for a total cash consideration of approximately $33 million paid in full on June 6, 2023.

18

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the nine-month period ended September 30, 2023 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Luxembourg

On May 10, 2023, MIC SA notified holders of its SEK 2,000 million stibor plus 2.35% Senior Unsecured Floating Rate Sustainability Notes due 2024 of the early voluntary redemption of the Notes in full. The notes, amounting to SEK 2,000 million (approximately $184 million), have been redeemed on June 8, 2023. These were hedged through cross currency swaps for which the Group paid $23 million on the settlement date (see note 13).

Colombia

On January 5, 2023, UNE EPM Telecomunicaciones S.A. ("UNE") issued a COP230 billion (approximately $50 million) bond consisting of two tranches with three and four and a half-year maturities. Interest rates are variable, based on CPI + a margin, and interest is payable in Colombian peso.

On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements (see Appendix).

Guatemala

On April 2023, a $184 million debt outstanding with Banco Industrial initially due in 2025 was extended to October 31, 2028.

On June 13, 2023, Comcel, executed a new 7-year loan with Banco Industrial up to GTQ 400 million of which GTQ 250 million (approximately $32 million) had been disbursed as of September 30, 2023, mainly to finance the acquisition of spectrum (refer to note 10). On October 2, 2023, the remaining GTQ 150 million (approximately $19 million) has been disbursed, mainly to finance the acquisition of the 700 MHz spectrum (refer to note 14).

Bolivia

In February and August 2023, Tigo Bolivia signed a total of seven new bank loan agreements in local currency for a corresponding total amount of approximately $53 million, and a repayment period between 1 and 5 years.The proceeds were used to refinance certain local financing. Out of these, approximately $40 million are guaranteed by stand-by letters of credit which were issued by Banco Latinoamericano de Comercio Exterior - Bladex S.A..

In January 2023, Tigo Bolivia fully repaid the 4.850% notes which were due in August 2023.

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

19

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

in millions of U.S. dollars	As at September 30, 2023	As at December 31, 2022
Due within:
One year	233	180
One-two years	255	394
Two-three years	555	564
Three-four years	1,563	777
Four-five years	586	1,122
After five years	3,530	3,766
Total debt and financing	6,721	6,804

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at September 30, 2023 and December 31, 2022.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at September 30, 2023	As at December 31, 2022	As at September 30, 2023	As at December 31, 2022
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	65	13	—	2
1-3 years	143	70	—	—
3-5 years	339	418	—	—
Total	547	501	—	2

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Interest expense on bonds and bank financing	(357)	(321)	(121)	(107)
Interest expense on leases	(88)	(94)	(30)	(31)
Early redemption charges	(1)	—	—	—
Others	(84)	(54)	(31)	(22)
Total interest and other financial expenses	(530)	(469)	(182)	(160)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of September 30, 2023, the total amount of claims brought against MIC SA and its subsidiaries is $244 million (December 31, 2022: $239 million). The Group's share of the comparable exposure for its joint venture in Honduras is $13 million (December 31, 2022: $13 million).

As at September 30, 2023, $12 million has been provisioned by its subsidiaries for these risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2022: $25 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2022: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

20

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Taxation

At September 30, 2023, the tax risks exposure of the Group's subsidiaries is estimated at $199 million, for which provisions of $56 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2022: $221 million of which provisions of $38 million were recorded). The Group's share of comparable tax exposure and provisions in its joint venture amounts to $113 million (December 31, 2022: $97 million) and $7 million (December 31, 2022: $7 million), respectively.

Capital commitments

At September 30, 2023, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $413 million of which $331 million are due within one year (December 31, 2022: $406 million of which $259 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $33 million of which $33 million are due within one year. (December 31, 2022: $29 million and $29 million respectively).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2023 and December 31, 2022:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at September 30, 2023	As at December 31, 2022	As at September 30, 2023	As at December 31, 2022
Financial liabilities
Debt and financing	6,721	6,804	5,754	6,327

(i)    Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion bond and the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $208 million and $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in May 2019 and January 2022 with maturity dates May 2024 and January 2027, respectively. All swap contracts attached to the 2024 SEK 2 billion bond were terminated on May 10, 2023, after the early redemption of the bond (refer to note 11) and were settled against a cash payment of $23 million.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by UNE (refer to note 11). These swaps are accounted for as cash flow hedges as hedging relationships are highly effective.

The fair value of MIC S.A. swaps, amounts to a liability of $63 million as of September 30, 2023 (December 31, 2022: a liability of $53 million).

21

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

The Group's operations in Colombia entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. The fair value of Colombia swaps amounted to an asset of $10 million as of September 30, 2023 (December 31, 2022: an asset of $19 million).

As a result, the net fair value of the derivative financial instruments for the Group, as of September 30, 2023 amounted to a liability of $53 million (December 31, 2022: a liability of $34 million )

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a significant fair value at September 30, 2023.

14. SUBSEQUENT EVENTS

Guatemala Spectrum

On October 2, 2023, Comcel paid GTQ 335 million (approximately $43 million) to acquire 2x10 MHz of nationwide spectrum in the 700 MHz band.

Colombia recapitalization

On October 12, 2023, Millicom and its partner, Empresas Públicas de Medellin (EPM), agreed to capitalize Tigo-UNE, Millicom's 50%-owned operation in Colombia. Each partner will contribute COP 300 billion (approximately $71 million) to support the continued development of Tigo-UNE's strategy. The equity capital is part of a more comprehensive plan to fund the 1900 MHz spectrum renewal (approximately $60 million due November 1, 2023) and to refinance other Tigo-UNE's short term debt maturities.

22

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Appendix

On August 28, 2023, Millicom designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Colombia Unrestricted Subsidiaries”), which are the entities constituting its Colombian operations as “Unrestricted Subsidiaries” under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the SEK Bond, COP Bond and several of its financing agreements.

The following supplemental consolidating financial information presents selected statement of income and statement of financial position information of Millicom and its Restricted Subsidiaries (as defined under its outstanding credit instruments) separately from such information for Millicom’s Unrestricted Subsidiaries.

Statement of income $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Nine months ended September 30, 2023
Revenue	4,186	956	—	3,230
Cost of sales	(1,115)	(292)	(2)	(825)
Gross profit	3,070	664	(2)	2,405
Operating expenses	(1,516)	(372)	2	(1,142)
Depreciation	(726)	(193)	—	(533)
Amortization	(269)	(73)	—	(196)
Share of profit in Honduras joint venture	32	—	—	32
Other operating income (expenses), net	7	7	—	—
Operating profit	597	32	—	566
Net financial expenses	(515)	(175)	7	(333)
Other non-operating (expenses) income, net	30	24	—	7
Profit (loss) from other joint ventures and associates, net	(3)	—	—	(3)
Profit (loss) before taxes from continuing operations	109	(120)	8	237
Tax expense	(202)	(19)	—	(183)
Profit (loss) from continuing operations	(92)	(138)	8	54
Profit (loss) from discontinued operations, net of tax	4	—	—	4
Net profit (loss) for the period	(88)	(138)	8	58

23

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
Nine months ended September 30, 2023
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	7,693	1,076	—	6,617
Property, plant and equipment, net	3,020	849	—	2,170
Right of use assets, net	876	209	—	667
Investment in Honduras joint venture	579	—	—	579
Contract costs, net	11	—	—	11
Deferred tax assets	221	76	—	145
Derivative financial instruments	10	10	—	—
Other non-current assets	159	104	51	105
TOTAL NON-CURRENT ASSETS	12,568	2,324	51	10,295
CURRENT ASSETS
Inventories	65	9	—	56
Trade receivables, net	421	119	—	302
Contract assets, net	82	6	—	76
Amounts due from non-controlling interests, associates and joint ventures	16	4	—	12
Prepayments and accrued income	158	35	—	122
Current income tax assets	108	61	—	47
Supplier advances for capital expenditure	22	4	—	19
Other current assets	205	32	45	218
Restricted cash	52	1	—	51
Cash and cash equivalents	759	20	—	740
TOTAL CURRENT ASSETS	1,889	292	45	1,642
TOTAL ASSETS	14,457	2,616	96	11,937

24

Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2023

Appendix (Continued)

Statement of financial position $ millions	Millicom Group (A)	Colombia Unrestricted Subsidiaries (B)	Intercompany Eliminations (C)	Millicom Restricted Group (A)-(B) net of (C)
EQUITY
Share capital and premium	1,337	—	—	1,337
Treasury shares	(15)	—	—	(15)
Other reserves	(528)	(396)	—	(132)
Retained profits	2,868	570	94	2,392
Net profit/ (loss) for the period/year attributable to owners of the Company	(19)	(69)	—	50
Equity attributable to owners of the Company	3,643	104	94	3,633
Non-controlling interests	(49)	(50)	—	1
TOTAL EQUITY	3,593	54	94	3,633
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	6,489	616	—	5,872
Lease liabilities	843	216	—	628
Derivative financial instruments	63	—	—	63
Amounts due to non-controlling interests, associates and joint ventures	10	51	—	(41)
Payables and accruals for capital expenditure	843	799	—	44
Other non-current liabilities - Total	304	136	—	169
Deferred tax liabilities	143	2	—	141
TOTAL NON-CURRENT LIABILITIES	8,696	1,820	—	6,876
Debt and financing	233	99	—	134
Lease liabilities	176	54	—	122
Payables and accruals for capital expenditure	292	137	—	154
Other trade payables	325	149	—	175
Amounts due to non-controlling interests, associates and joint ventures	72	52	—	21
Accrued interest and other expenses	460	110	—	350
Current income tax liabilities	86	1	—	85
Contract liabilities	167	5	—	162
Provisions and other current liabilities	357	134	2	225
TOTAL CURRENT LIABILITIES	2,168	742	2	1,428
TOTAL LIABILITIES	10,863	2,562	2	8,304
TOTAL EQUITY AND LIABILITIES	14,457	2,616	96	11,937

25

Item 2

Earnings Release Q3 2023

 Luxembourg, October 26, 2023

Millicom (Tigo) Q3 2023 Earnings Release

Highlights*

•	Revenue grew 2.6%, reflecting both organic growth and the effect of stronger currencies. Excluding currency impacts, revenue increased 1.4% year-on-year.

•	Service revenue increased 1.8% organically, as Mobile accelerated to 3.0% in Q3 fueled by improved ARPU trends, while Fixed and other services was flat.

•	Operating profit increased 6.8%, as increased profit from joint ventures and other income more than offset a 1.2% decline in EBITDA, which was impacted by $33 million of one-off severance costs and a legal ruling. Excluding one-off items in both years, organic EBITDA growth was 2.6%, in excess of service revenue growth.

•	Operating cash flow increased 23.3% to $353 million, as a result of capital allocation and price discipline in our Home business in some countries.

•	Equity free cash flow of $100 million in the quarter, up strongly from $26 million in Q3 2022. We reiterate our guidance of cumulative EFCF of at least $500 million for the 2022-2024 period.

Financial highlights ($ millions)	Q3 2023	Q3 2022	% change	Organic % Change	9M 2023	9M 2022	% change	Organic % Change
Revenue	1,424	1,388	2.6%	1.4%	4,186	4,243	(1.4)%	1.1%
Operating Profit	209	196	6.8%		597	678	(11.8)%
Net Profit / (Loss)	—	(32)	(100.2)%		(19)	120	(115.7)%
Non-IFRS measures (*)
Service Revenue	1,320	1,280	3.2%	1.8%	3,875	3,895	(0.5)%	2.0%
EBITDA	533	539	(1.2)%	(2.0)%	1,555	1,680	(7.5)%	(5.4)%
Capex	180	253	(29.0)%		547	707	(22.6)%
Operating Cash Flow	353	286	23.3%	22.3%	1,008	973	3.6%	6.7%

 *See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"During the third quarter, we continued to advance on the four key priorities I outlined last quarter:

•	Colombia: performance was solid with 9% EBITDA local currency growth, record EBITDA margins, and OCF growth of more than 70% year-to-date; we obtained regulatory approval to share our mobile network and spectrum with Telefonica's; and in October, we reached an agreement with our partner EPM to jointly capitalize the business to tap the growth and value creation potential we see in that market;

•	Guatemala: we have achieved our objective of sustaining our market share and leadership; we acquired spectrum critical to preserving our brand quality; we took price action to mitigate the effects of inflation, and we saw signs of stabilization during the quarter;

•	Project Everest: during Q3, we significantly increased the scope and accelerated the implementation of our efficiency program; the actions taken in Q3 are expected to add $35 million to our original $100 million target, with more initiatives planned for Q4.

•	Lati, our Tower and Infrastructure company: we began transferring tower assets to Lati in October, and we expect to launch a monetization process in Q4.

The steps we are taking position the company to achieve its equity free cash flow target of at least $500 million in the 2022-2024 period."

1

Earnings Release Q3 2023

Financial Targets

Millicom targets cumulative equity free cash flow of at least $500 million for the 2022-2024 period. Based on the company’s outlook, 2024 is expected to be the strongest year in the three-year period due to savings from Project Everest, lower expected spectrum investment and lower one-time items compared to 2023.

Subsequent Events

On October 2, 2023, Millicom's Guatemala operation paid 335 million Guatemalan quetzales (approximately $43 million) to acquire 2x10 MHz of nationwide spectrum in the 700 MHz band.

On October 12, 2023, Millicom and its partner, Empresas Públicas de Medellin, agreed to capitalize Tigo-UNE, Millicom's 50%-owned operation in Colombia. Each partner will contribute 300 billion Colombian pesos (approximately 71 million U.S. dollars) to support the continued execution of Tigo-UNE's strategy. The equity contribution is part of a more comprehensive plan to fund the 1900 MHz spectrum renewal (approximately $60 million due November 1, 2023) and to refinance other Tigo-UNE short term debt maturities.

Group Quarterly Financial Review - Q3 2023

Income statement data (i) (IFRS)	Q3 2023	Q3 2022	% change	9M 2023	9M 2022	% change
$ millions (except EPS in $)
Revenue	1,424	1,388	2.6%	4,186	4,243	(1.4)%
Cost of sales	(363)	(369)	1.6%	(1,115)	(1,134)	1.7%
Gross profit	1,060	1,019	4.1%	3,070	3,109	(1.2)%
Operating expenses	(528)	(479)	(10.1)%	(1,516)	(1,429)	(6.1)%
Depreciation	(245)	(249)	1.6%	(726)	(757)	4.1%
Amortization	(92)	(93)	1.3%	(269)	(264)	(1.9)%
Share of profit in Honduras joint venture	10	5	100.2%	32	25	25.4%
Other operating income (expenses), net	3	(6)	NM	7	(6)	NM
Operating profit	209	196	6.8%	597	678	(11.8)%
Net financial expenses	(176)	(157)	(11.9)%	(515)	(462)	(11.5)%
Other non-operating income, (expense) net	3	(35)	NM	30	(41)	NM
Gains/(losses) from other JVs and associates, net	—	—	NM	(3)	—	NM
Profit before tax	36	4	NM	109	174	(37.4)%
Net tax expense	(61)	(53)	(14.4)%	(202)	(200)	(0.6)%
Loss for the period from continuing ops.	(25)	(49)	49.9%	(92)	(26)	NM
Non-controlling interests	20	16	28.2%	69	33	110.3%
Profit from discontinued operations	4	2	NM	4	113	(96.1)%
Net profit/(loss) for the period	0	(32)	NM	(19)	120	NM
Weighted average shares outstanding (millions)	171.61	170.87	0.4%	171.27	128.32	33.5%
EPS	0.00	(0.18)	100.2%	(0.11)	0.94	(111.8)%

In Q3 2023, revenue increased 2.6% year-on-year, reflecting organic growth in most countries and the effect of the stronger Colombia peso and the Costa Rica colon. Excluding the effect of foreign exchange rates, total revenue increased 1.4%, while service revenue increased 1.8%.

2

Earnings Release Q3 2023

Gross profit increased $42 million, or 4.1%, due to the increased revenue and lower Cost of sales, which decreased 1.6% year-on-year, due to lower handset and programming costs, as well as lower bad debt. Operating expenses increased $48 million, or 10.1% year-on-year and included $33 million of non-recurring one-offs, including organizational restructuring costs related to Project Everest, and higher costs related to adverse legal rulings in Colombia.

Depreciation decreased 1.6% year-on-year to $245 million, mostly reflecting a revision to extend the estimated useful life of towers. Amortization decreased 1.3% to $92 million, as Q3 2022 included $5 million related to the early termination of a software contract. Share of profit in our Honduras joint venture doubled to $10 million due mostly to improved operating performance in that country. Other operating income of $3 million, from the sale of copper from our legacy network in Colombia, compares to an expense of $6 million in Q3 2022 from the early termination of a software contract.

As a result of the above factors, operating profit increased by $13 million, or 6.8%, year-on-year. Net financial expenses increased by $19 million year-on-year, due to higher interest rates on our variable rate debt (primarily in Colombia) as well as commissions on dollar purchases in Bolivia. Other non-operating income of $3 million related to foreign exchange gains in Colombia, and compares to an expense of $35 million in Q3 2022 due to foreign exchange losses in that period.

Tax expense of $61 million increased from $53 million in Q3 2022 due to unrecognized tax credits in Colombia. Non-controlling interests of $20 million in Q3 2023 compares to $16 million in Q3 2022, reflecting our partners' share of net losses in both years in Colombia. Profit from discontinued operations was $4 million, due to changes in contingent liabilities related to our Africa divestitures.

As a result of the above items, net profit attributable to owners of the company was $0, compared to a net loss of $32 million ($0.18 per share) in Q3 2022. The weighted average number of shares outstanding during the quarter was 171.61 million. As of September 30, 2023, there were 172.10 million shares issued and outstanding, including 0.37 million held as treasury shares.

3

Earnings Release Q3 2023

Cash Flow

Cash flow data* ($ millions)	Q3 2023	Q3 2022	% change	9M 2023	9M 2022	% change
EBITDA from continuing operations	533	539	(1.2)%	1,555	1,680	(7.5)%
EBITDA from discontinued operations	4	2	NM	4	24	(81.8)%
EBITDA including discontinued operations	537	541	(0.8)%	1,559	1,705	(8.5)%
Cash capex (excluding spectrum and licenses)	(204)	(253)	19.5%	(716)	(777)	7.8%
Spectrum paid	(12)	(26)	52.8%	(113)	(75)	(50.4)%
Changes in working capital	18	(24)	NM	(144)	(224)	35.8%
Other non-cash items	15	8	96.6%	41	22	86.5%
Taxes paid	(57)	(66)	14.0%	(177)	(222)	20.3%
Operating free cash flow	297	180	65.1%	449	427	5.1%
Finance charges paid, net	(137)	(120)	(14.3)%	(366)	(312)	(17.3)%
Lease interest payments, net	(29)	(30)	4.5%	(86)	(100)	13.6%
Lease principal repayments	(45)	(37)	(20.1)%	(129)	(120)	(7.2)%
Free cash flow	87	(7)	NM	(132)	(105)	(25.9)%
Repatriation from joint ventures and associates	13	36	(62.8)%	75	63	18.8%
Dividends and advances to non-controlling interests	—	(1)	NM	—	(3)	NM
Equity free cash flow	100	28	NM	(57)	(45)	(26.8)%
Less: Equity free cash flow - Africa	—	2	NM	—	(10)	NM
Equity free cash flow - excluding Africa	100	26	NM	(57)	(35)	(61.1)%

* See page 11 for a description of non-IFRS measures discussed in the above table. 2022 cash flow data includes our operation in Tanzania until its disposal on April 5, 2022.

Given meaningful seasonal variations, commentary in this section emphasizes year-to-date rather than quarterly performance.

Equity Free Cash Flow (EFCF) in 9M 2023 was an outflow of $57 million, compared to an outflow of $35 million (excluding Africa) in 9M 2022. The $22 decline in EFCF in 9M 2023 is explained primarily by the following items.

Positives:

•	$80 million reduction in working capital, due receipt of receivables from a large B2B contract in Panama, as well as the effect of severance and legal ruling expenses not yet paid;

•	$61 million reduction in cash capex, reflecting lower levels of commercial activity and investment in our Home business unit, especially in Colombia and Bolivia;

•	$45 million reduction in tax payments, reflecting the utilization of tax credits resulting from higher payments in 2022; and,

•	$19 million increase in non-cash items, mainly related to stock-based compensation.

Detractors:

•	$125 million decline in EBITDA from continuing operations due to expenses related to the organizational restructuring, adverse legal rulings, and increased competitive intensity in Guatemala;

•	$54 million increase in finance charges due to the $23 million payment of the semi-annual coupon on the Comcel bonds issued in January 2022, higher rates on our variable rate debt, and commissions on the purchase of dollars in Bolivia; and,

•	$38 million increase in spectrum payments, mostly to acquire new spectrum in the 2.6 GHz band in Guatemala.

4

Earnings Release Q3 2023

Debt

($ millions)	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
USD Debt	3,905	3,905	4,103	4,100	4,140
Local Currency Debt	2,817	2,829	2,742	2,704	2,725
Gross Debt	6,721	6,735	6,845	6,804	6,865
Derivative financial instruments	53	51	42	34	63
Less: Cash	765	703	904	1,039	884
Net Debt*	6,009	6,083	5,983	5,799	6,044
Leases	1,019	1,027	1,026	1,016	1,025
Net Financial Obligations*	7,028	7,110	7,009	6,814	7,069
EBITDA* (LTM)	2,103	2,109	2,172	2,228	2,141
Proforma Adjustments	—	—	—	—	103
Proforma EBITDA*	2,103	2,109	2,172	2,228	2,244
Leverage*	3.34x	3.37x	3.23x	3.06x	3.15x

* Net Debt, Net financial obligations, EBITDA and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Cash includes term deposits of $6 million as of September 30, 2023. Proforma adjustments relate to the acquisition of the Guatemala operation on November 12, 2021.

During the quarter, gross debt declined $13 million to $6,721 million as of September 30, 2023, compared to $6,735 million at the end Q2 2023, as a result of debt repayments partially offset by the revaluation effect of a stronger Colombian peso on our local currency denominated debt. The percent of gross debt in local currency1 remained unchanged at 42%, while 80% of our debt was at fixed rates2 with an average maturity of 5.2 years. Approximately 65% of gross debt at September 30, 2023 was held at our operating entities, while the remaining 35% was at the corporate level. The average interest rate on our debt was 6.6%. On our dollar-denominated debt3, the average rate was 5.6% with an average maturity of 5.7 years as of September 30, 2023.

Our cash position was $765 million as of September 30, 2023, an increase of $62 million compared to $703 million as of June 30, 2023, and 70% was held in U.S. dollars. As a result, our net debt was $6,009 million as of September 30, 2023, a decrease of $74 million during the quarter, reflecting equity free cash flow generation of $100 million during the quarter, partially offset by the revaluation effect of the stronger Colombian peso on our local currency denominated debt.

Including lease liabilities of $1,019 million, net financial obligations were $7,028 million as of September 30, 2023, a decrease of $82 million during the quarter, in line with the decrease in net debt. Leverage, which includes lease obligations, was 3.34x as of September 30, 2023, down from 3.37x as of June 30, 2023. Excluding the impact of leases, the ratio of net debt to EBITDAaL was 3.32x, compared to 3.34x as of June 30, 2023.

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

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Earnings Release Q3 2023

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed network services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Inflation across the region has continued to decline in line with global trends, although the rate in Colombia has remained elevated at approximately 11%. Foreign exchange rates remained broadly stable, with the exception of the Colombian peso, which appreciated 10.1% during the quarter and was up 6.8% year-on-year. Foreign exchange rates and movements are presented on page 14.

Key Performance Indicators

During Q3 2023, our mobile customer base increased by 167,000 to end at 40.8 million, an increase of 1.9% year-on-year. Postpaid continued to perform very strongly with net additions of 199,000 in Q3, including more than 136,000 in Colombia, where our postpaid customer base is up 19% over the last twelve months. Mobile ARPU increased 1.2% year-on-year, with every country growing in local currency, except Guatemala and Bolivia.

At the end of Q3 2023, our fixed networks passed 13.2 million homes, an increase of 152,000 during the quarter. During the quarter, HFC/FTTH customer relationships declined 86,000, as our continued focus on price discipline is reducing commercial activity and improving profitability and cash generation.

Home ARPU increased 5.2% year-on-year, due to a double-digit increase in our largest Home market of Colombia, reflecting both the stronger Colombian peso and solid mid single-digit local currency growth. Organically, Home ARPU increased 1.4% year-on-year, marking a second consecutive quarter of positive growth as we continue to implement price increases across our footprint. In local currency, ARPU increased in most countries, with Paraguay and Colombia showing the strongest performance.

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Earnings Release Q3 2023

Key Performance Indicators* (‘000)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q3 2023 vs Q3 2022
Mobile customers	40,767	40,600	40,565	40,576	40,014	1.9%
Of which 4G customers	21,521	21,201	20,971	20,886	19,806	8.7%
Of which postpaid subscribers	6,938	6,739	6,550	6,382	6,155	12.7%
Mobile ARPU ($)	6.1	6.0	5.8	6.0	6.0	1.2%
Homes passed	13,249	13,097	13,001	12,905	12,700	4.3%
Of which HFC/FTTH	13,005	12,836	12,731	12,632	12,433	4.6%
Customer relationships	4,554	4,660	4,776	4,811	4,780	(4.7)%
Of which HFC/FTTH	3,947	4,033	4,124	4,139	4,109	(4.0)%
HFC/FTTH revenue generating units	8,360	8,545	8,683	8,708	8,636	(3.2)%
Of which Broadband Internet	3,663	3,727	3,768	3,778	3,764	(2.7)%
Home ARPU ($)	27.6	26.7	25.9	25.4	26.2	5.2%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures.

Financial indicators

In Q3 2023, revenue increased 2.6% year-on-year to $1,424 million, while service revenue increased 3.2% to $1,320 million. Excluding currency movements, organic service revenue growth was up 1.8% year-on-year, with Mobile up 3.0%, while Fixed and other was flat. B2B, which includes Mobile, Fixed and Digital services grew 5.4%, sustaining the strong performance of the past two years.

EBITDA was $533 million, a decline of 1.2% year-on-year. Excluding the impact of foreign exchange, EBITDA declined 2.0% organically year-on-year. Included in EBITDA were $33 million of one-off items, including $11 million related to adverse legal rulings in Colombia and $22 million of organizational restructuring costs, of which $19 million are related to corporate headquarter functions which are expected to generate annual run-rate savings of $35 million. This is in addition to savings of at least $100 million projected to be realized from Phase 1 of Project Everest. Excluding these one-off items, as well as a $7 million one-off in Q3 of 2022, EBITDA would have grown 2.6% organically.

Capex was $180 million in the quarter. In Mobile, we added more than 237 Points of Presence to our 4G network, ending with nearly 18,800, an increase of 9% year-on-year. At the end of Q3 2023, our 4G networks covered approximately 81% of the population, up from approximately 79% as of Q3 2022.

Operating Cash Flow (OCF) increased 23.3% year-on-year to $353 million in Q3 2023 from $286 million in Q3 2022. Excluding the impact of currencies, OCF increased 22.3% organically.

Financial Highlights*	Q3 2023	Q3 2022	% change	Organic % change	9M 2023	9M 2022	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,424	1,388	2.6%	1.4%	4,186	4,243	(1.4)%	1.1%
Service revenue	1,320	1,280	3.2%	1.8%	3,875	3,895	(0.5)%	2.0%
Mobile	759	735	3.3%		2,219	2,222	(0.2)%
Cable and other fixed services	545	528	3.1%		1,608	1,620	(0.8)%
Other	16	16	0.5%		49	52	(6.0)%
EBITDA	533	539	(1.2)%	(2.0)%	1,555	1,680	(7.5)%	(5.4)%
EBITDA margin	37.4%	38.9%	(1.4) pt		37.1%	39.6%	(2.5) pt
Capex	180	253	(29.0)%		547	707	(22.6)%
OCF	353	286	23.3%	22.3%	1,008	973	3.6%	6.7%

7

Earnings Release Q3 2023

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and lease capitalizations. See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Country performance

Service revenue and EBITDA growth was positive in most countries, as described below:

•	Guatemala service revenue declined 1.5% in local currency, as sustained growth in subscription businesses was offset by lower revenue from prepaid mobile and incoming international traffic. EBITDA declined 3.0% due to the lower revenue.

•	Colombia service revenue grew 2.5% in local currency as high-single digit growth in Mobile and mid-single digit growth in B2B, more than offset a decline in Home. EBITDA growth accelerated to 9.1%, as revenue growth and savings from Project Everest more than offset the impact of the legal ruling. Adjusting for the one-time item, EBITDA would have grown 19.5% organically, and the EBITDA margin would have been a record 36.3%.

•	Paraguay service revenue grew 7.6% in local currency, with all three business units contributing. EBITDA rose 8.1%, a strong performance despite Everest-related cost of $2 million. Excluding this one-off, organic EBITDA growth was 11.6%, and the EBITDA margin would have been 45.9%.

•	Panama service revenue grew 1.4%, as mid-single-digit growth in Mobile offset a low-single-digit decline in Home and flat performance in B2B. EBITDA was up 2.0%, as efficiencies more than offset the impact of higher content costs.

•	Bolivia service revenue declined 0.8%, as Mobile returned to positive growth and largely offset the decline in Home, where we are prioritizing price discipline and cash flow generation over customer growth. EBITDA declined 2.2%, impacted by the regulatory change implemented in August 2022.

•	El Salvador service revenue grew 5.8% with all three business units contributing to growth. EBITDA surged 16.1%, due to operating leverage and lower than usual bad debt.

•	Nicaragua service revenue also saw broad-based growth from all business units, driving service revenue 6.9% higher in local currency. EBITDA rose 3.6%.

•	Costa Rica service revenue declined 2.6% in local currency, as the 21.7% appreciation of the colon impacted revenue of B2B, given a significant majority of customer contracts are in dollars. In U.S. dollar terms, Costa Rica service revenue grew 18.5%, and EBITDA was 37.2% higher.

•	Service revenue in our Honduras joint venture (not consolidated) grew 5.1%, while EBITDA rose 7.9% in local currency, with solid performance in all business units.

ESG highlights – Q3 2023

Society

Conectadas, our program aimed at fostering mobile internet usage among women through education and digital inclusion, surpassed its full year 2023 target of training 100k women, having already trained more than 130,000 through the first nine months of the year. Likewise, we successfully provided training to over 50k educators via our Maestr@s Conectad@s program, while our Conéctate Segur@ program has positively impacted the lives of more than 120,000 children through training and education. Furthermore, we have signed an agreement with the Ministries of Education of Panama and Guatemala to be able to increase the numbers of people having access to these platforms. To show even more the relevance of these projects, the GSMA SDG Mobile Industry Impact Report for 2023 has acknowledged our Maestr@s Conectad@s program as an exemplary commitment to Sustainable Development.

8

Earnings Release Q3 2023

Governance

On August 31, 2023, Millicom announced the resignation of José Antonio Ríos García from the Board of Directors, and the appointment of Mauricio Ramos, the Company’s CEO, as Interim Chairman of the Board for the remaining period until the 2024 AGM. Subject to shareholder approval at the 2024 AGM, Mauricio Ramos will assume the role of Executive Chair of the Board of Directors, with responsibilities as Chair of the Board of Directors and certain key executive responsibilities. On September 1, 2023, Maxime Lombardini joined Millicom as President and COO, reporting to the CEO. The Board will continue to develop the Company’s CEO succession plan.

Compliance

During Q3 2023, we continued our flagship Annual Code of Conduct Training for the entire organization. Thus far, over 99% of our employees have completed the course. Complementing our training efforts, we also revised and launched our Government Interactions Policy in conjunction with key functional partners, such as B2G and External Affairs. The policy seeks to mitigate key risks from the industry, such as those emanating from government commercial touchpoints and lobbying activities.

9

Earnings Release Q3 2023

Video conference details

A video conference to discuss these results will take place on October 26 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 878-9840-3093. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2023

Date	Event
October 26	Q3 2023 results
February 27, 2024	Q4 2023 results
April 30, 2024	Last day to propose agenda items to the AGM agenda
May 22, 2024	AGM

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Michel Morin, VP Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2023, Millicom, including its Honduras Joint Venture, employed approximately 19,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on October 26, 2023.

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Earnings Release Q3 2023

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces,including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

11

Earnings Release Q3 2023

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

The following changes were made to some definitions of the Group's non-IFRS financial measures as disclosed in the 2022 Annual Report: the definition of 'EBITDA after leases' has changed from lease cash payments to income statement line items (interest expense and depreciation charge). This does not change the manner in which we calculate Equity Free Cash Flow, but aligns our calculation for leverage purposes with peers. The definition of Net Debt has changed to include derivative financial instruments in order to have a more comprehensive view of our financial obligations. Finally, Home ARPU has changed to include equipment rental in our Home revenue, as these are long-term payment plans.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease expense and depreciation charge.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions and disposals made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

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Earnings Release Q3 2023

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2022 Annual Report for a list and description of non-IFRS measures.

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q3 2023	Q3 2023	Q3 2023	Q3 2023
A- Current period	1,424	1,320	533	353
B- Prior year period	1,388	1,280	539	286
C- Reported growth (A/B)	2.6%	3.2%	(1.2)%	23.3%
D- Perimeter	—%	—%	—%	—%
E- FX and other*	1.2%	1.4%	0.8%	1.0%
F- Organic Growth (C-D-E)	1.4%	1.8%	(2.0)%	22.3%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	9M 2023	9M 2023	9M 2023	9M 2023
A- Current period	4,186	3,875	1,555	1,008
B- Prior year period	4,243	3,895	1,680	973
C- Reported growth (A/B)	(1.4)%	(0.5)%	(7.5)%	3.6%
D- Perimeter*	—%	—%	—%	0.8%
E- FX and other**	(2.5)%	(2.5)%	(2.0)%	(4.0)%
F- Organic Growth (C-D-E)	1.1%	2.0%	(5.4)%	6.7%

*Capex in 9M 2022 included $8 million of capex related to our Africa operations, which are adjusted for in the OCF perimeter line.

**Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other". Capex included in OCF is assumed to be in USD and is not rebased.

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Earnings Release Q3 2023

Reconciliation of Net financial obligations to EBITDA as of September 30, 2023

Debt Information - September 30, 2023	Financial obligations				EBITDA	Leverage
$ millions	Gross	Derivative Financial Instruments	Less: Cash	Net
Millicom Group (IFRS)	7,741	53	765	7,028	2,103	3.34x

EBITDA after Leases reconciliation

EBITDA after Leases Reconciliation	Q3 2023	Q2 2023	Q1 2023	Q4 2022
EBITDA	533	515	507	548
Depreciation of right-of-use assets	(47)	(45)	(42)	(42)
Interest expense on leases	(30)	(30)	(29)	(29)
EBITDA after Leases	456	440	436	476

One-off Summary - Items above EBITDA

2023	Q3 2023		9M 2023		Comment (Q3 2023)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Bolivia	—	—	—	2
Colombia	—	(11)	—	(28)	Legal rulings
Panama	—	—	—	(1)
Paraguay	—	(2)	—	(5)	Everest restructuring
Corporate*	—	(20)	—	(29)	Everest restructuring
Group Total	—	(33)	—	(63)
Honduras (JV)	—	—	—	(2)

* Includes smaller Everest-related items from various countries totaling approximately $1 million in aggregate.

2022	Q3 2022		9M 2022		Comment (Q3 2022)
($ millions)	Revenue	EBITDA	Revenue	EBITDA
Panama	—	—	—	5
Colombia	—	—	—	(4)
Corporate	—	(7)	—	(7)	Early termination of software contract
Group Total	—	(7)	—	(7)

ARPU reconciliations

Mobile ARPU Reconciliation	Q3 2023	Q3 2022	9M 2023	9M 2022
Mobile service revenue ($m)	759	735	2,219	2,222
Mobile Service revenue ($m) from non-Tigo customers ($m) *	(13)	(12)	(37)	(33)
Mobile Service revenue ($m) from Tigo customers (A)	746	723	2,181	2,189
Mobile customers - end of period (000)	40,767	40,014	40,767	40,014
Mobile customers - average (000) (B) **	40,684	39,935	40,627	39,907
Mobile ARPU (USD/Month) (A/B/number of months)	6.1	6.0	6.0	6.1

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

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Earnings Release Q3 2023

Home ARPU Reconciliation	Q3 2023	Q3 2022	9M 2023	9M 2022
Home service revenue ($m)	387	383	1,152	1,180
Home service revenue ($m) from non-Tigo customers ($m) *	(6)	(8)	(21)	(24)
Home service revenue ($m) from Tigo customers (A)	381	375	1,131	1,156
Customer Relationships - end of period (000) **	4,554	4,780	4,554	4,780
Customer Relationships - average (000) (B) ***	4,607	4,774	4,700	4,754
Home ARPU (USD/Month) (A/B/number of months)	27.6	26.2	26.7	27.0

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q3 2023	Q3 2022	9M 2023	9M 2022
EBITDA	533	539	1,555	1,680
(-)Capex (Ex. Spectrum)	180	253	547	707
OCF	353	286	1,008	973

Capex Reconciliation

Capex Reconciliation	Q3 2023	Q3 2022	9M 2023	9M 2022
Consolidated:
Additions to property, plant and equipment	157	210	472	588
Additions to licenses and other intangibles	39	88	407	280
Of which spectrum and license costs	16	45	333	161
Total consolidated additions	196	298	880	868
Of which capital expenditures related to headquarters	2	5	7	12

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q3 23	Q2 23	QoQ	Q3 22	YoY	Q3 23	Q2 23	QoQ	Q3 22	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	4,063	4,474	10.1%	4,340	6.8%	4,054	4,191	3.4%	4,532	11.8%
Costa Rica	CRC	545	548	0.5%	663	21.7%	542	549	1.3%	633	16.7%
Guatemala	GTQ	7.86	7.82	(0.5)%	7.78	(1.0)%	7.86	7.85	(0.2)%	7.88	0.3%
Honduras	HNL	24.67	24.64	(0.1)%	24.57	(0.4)%	24.70	24.65	(0.2)%	24.70	0.0%
Nicaragua	NIO	36.49	36.40	(0.2)%	35.96	(1.4)%	36.53	36.44	(0.3)%	36.05	(1.3)%
Paraguay	PYG	7,283	7,242	(0.6)%	6,929	(4.9)%	7,296	7,266	(0.4)%	7,091	(2.8)%

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Earnings Release Q3 2023

 Equity Free Cash Flow Reconciliation

Cash Flow Data	Q3 2023	Q3 2022	9M 2023	9M 2022
Net cash provided by operating activities	347	309	826	868
Purchase of property, plant and equipment	(170)	(219)	(599)	(625)
Proceeds from sale of property, plant and equipment	3	2	11	8
Purchase of intangible assets and licenses	(36)	(36)	(128)	(161)
Purchase of spectrum and licenses	(12)	(26)	(113)	(75)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	165	150	453	412
Operating free cash flow	297	180	449	427
Interest (paid), net	(165)	(150)	(453)	(412)
Lease Principal Repayments	(45)	(37)	(129)	(120)
Free cash flow	87	(7)	(132)	(105)
Repatriation from joint ventures and associates	13	36	75	63
Dividends paid to non-controlling interests	—	(1)	—	(3)
Equity free cash flow	100	28	(57)	(45)
Less: Equity free cash flow - Africa	—	2	—	(10)
Equity free cash flow - excluding Africa	100	26	(57)	(35)

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.

(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: October 26, 2023